LOANDEPOT, INC.

26642 Towne Centre Drive

Foothill Ranch, California 96210

February 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	loanDepot, Inc.

Registration Statement on Form S-1

File No. 333-252024

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, loanDepot, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:30 p.m., Eastern Time, on February 4, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Joshua Korff or Michael Kim of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4943 or (212) 446-4746, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Peter Macdonald
Peter Macdonald
General Counsel